Via Edgar

November 1, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innodata Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

File No. 001-35774

Dear Mr. Gilmore,

Set forth below is the response of Innodata Inc. (the “Company”) to the comments in your letter dated October 23, 2013.

For reference purposes, the Staff’s comment as reflected in your letter is reproduced in bold and the corresponding response of the Company is shown below the comment.

The contact persons at the Company for these matters are O’Neil Nalavadi, Senior Vice President and Chief Financial Officer, Telephone: 201-371-8019; Facsimile: 201-488-3341, and Raj Jain, Vice Present Finance, Telephone: 201-371-8024; Facsimile: 201-488-3341.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resource, page 31

1.	Your response to prior comment 1 indicates that you used the Average Net Accounts Receivable to calculate days’ sales outstanding (DSO). In future filings please disclose the method used to calculate DSO to ensure that investors understand the formula you used to calculate DSO.

Our response to your Comment 1:

In future filings we will disclose our method of calculating DSO.

2.	We note from your disclosure on page 28 of the Form 10-K for the fiscal year ended December 31, 2011 that the days’ sales outstanding were approximately 66 days and 61days as of December 31, 2011 and 2010, respectively. Please tell us why these amounts differ from the amounts presented on page 31 for the same periods in the Form 10-K for the fiscal year ended December 31, 2012. As part of your response, please tell us how you calculated DSO in the Form 10-K for fiscal year ended December 31, 2011. If you changed the method used to calculate DSO during the fiscal year ended December 31, 2012, please explain the reasons for this change.

Our response to your Comment 2:

Part 1

In our Form 10-K for the fiscal year ended December 31, 2011, we inadvertently disclosed our DSO for the fourth quarter of 2011, which was 66 days, instead of our DSO for the year ended December 31, 2011 which was 74 days. We corrected this error in our Form 10-K for the fiscal year ended December 31, 2012.

In our Form 10-K for the fiscal year ended December 31, 2011, we in error stated that our DSO for the year ended December 31, 2010 was 61 days instead of the correct DSO which was 60 days. We corrected this error in our Form 10-K for the fiscal year ended December 31, 2012.

Part 2

Specifically

DSO calculation for Q4 2011 as filed in error in our Form 10-K for December 31, 2011:

We divided Q4 2011 revenues of $23,739,000 by the average net accounts receivable balance of $17,165,000 (determined by adding the net accounts receivable ending balances of $21,706,000 as of December 31, 2011 and $12,621,000 as of September 30, 2011, and dividing the resulting sum of $34,327,000 by 2) to determine that the accounts receivable turnover for 2011 was 1.38. To calculate DSO, we divided 91 by the accounts receivable turnover of 1.39 to yield 65.94 days or 66 days rounded off.

Corrected DSO calculation for 2011 as filed in our Form 10-K for December 31, 2012:

We divided our full year 2011 revenues of $73,942,000 by the average net accounts receivable balance of $15,048,000 (determined by adding the net accounts receivable ending balances of $21,706,000 as of December 31, 2011 and $8,389,000 as of December 31, 2010, and dividing the resulting sum of $30,095,000 by 2) to determine that the accounts receivable turnover for 2011 was 4.91. To calculate DSO, we divided 365 by the accounts receivable turnover of 4.91 to yield 74.33 days or 74 days rounded off.

Corrected DSO calculation for 2010 as filed in our Form 10-K for December 31, 2012

We divided 2010 revenues of $61,513,000 by the average net accounts receivable balance of $10,065,000 (determined by adding the net accounts receivable ending balances of $8,389,000 as of December 31, 2010 and $11,741,000 as of December 31, 2009, and dividing the resulting sum of $20,130,000 by 2) to determine that the accounts receivable turnover for 2010 was 6.11. To calculate DSO, we divided 365 by the accounts receivable turnover of 6.11 to yield 59.73 days or 60 days rounded off.

Part 3

Other than the corrections of the mentioned errors, there was no change in the method used to calculate DSO during the fiscal year ended December 31, 2012.

In connection with our response to the Staff’s comments we acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me by telephone at 201-371-8019 or by facsimile at 201-488-3341.

Sincerely,

/s/ O’Neil Nalavadi

O’Neil Nalavadi

Senior Vice President and Chief Financial Officer,